Trig Acquisition 1, Inc.

641 Lexington Avenue, Suite 1526

New York, NY 10022

December 4, 2012

Max A. Webb

Assistant Director, U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trig Acquisition 1, Inc. Form 8-K Filed October 24, 2012 File No. 000-54070

Dear Mr. Webb:

We are in receipt of your letter dated November 19, 2012 to Mr. Alfonso J. Cervantes, our President, in regard to the above-referenced Form 8-K (the “Comment Letter”). We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However, we are unable to provide a complete response on or before December 5, 2012 (the “Due Date”).  Please accept this correspondence as our request for an extension of the Due Date to December 18, 2012.

Thank you for your attention to this matter.

Sincerely,

Trig Acquisition 1, Inc.

/s/ Alfonso J. Cervantes

Alfonso J. Cervantes

President